

CatchMark
TIMBER TRUST





Waycross / Panola Acquisition

March 2014

Forward Looking Statements

This presentation contains certain forward-looking statements that are subject to risks and uncertainties. These forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. The Company's ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, the Company's actual results and performance could differ materially from those set forth in, or implied by, the forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements, which reflect the Company's views on this date. Furthermore, except as required by law, the Company is under no duty to, and does not intend to, update any of our forward-looking statements after this date, whether as a result of new information, future events or otherwise.

This presentation does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

CatchMark
TIMBER TRUST

Waycross / Panola: Transaction Summary

Transaction / Purchase Price

- CatchMark has agreed to acquire 36,340 acres of high-quality timberlands located near Baxley, GA (“Waycross”) and in East Texas (“Panola”) from Hancock Timber Resource Group
- Purchase price of $74 million (~$2,000 per acre)

Financing Plan

- Transaction will be financed with 100% debt by drawing on the Company’s acquisition credit facility
- Pro forma debt-to-total market capitalization of 24.5%(1)

Timing

- Purchase & Sale Agreement executed on March 13, 2014
- Closing expected during the 2nd quarter

(1) Based on equity market capitalization as of March 12, 2014.

CatchMark has agreed to acquire 36k acres of high-quality U.S. South timberlands.

CatchMark TIMBER TRUST

Compelling Investment Rationale

- Highly complementary to existing CatchMark holdings
- High-value timberlands with attractive inventory mix and favorable growth characteristics
  - ~84% pine plantations by acreage (vs. ~73% on current CTT portfolio)
  - ~54% sawtimber inventory by tons (vs. ~41% on current CTT portfolio)
  - Favorable age class distribution
- Located exclusively in core U.S. South region in competitive wood markets
- Expected to add approximately 180k to 200k tons per year to CatchMark harvest over the next decade
- Leverages CatchMark platform and enhances operational scale
- Expected to be accretive to cash flow during the current calendar year
- Enhances ability to increase dividend in the future

Strategically Located In Attractive Fiber Baskets

Waycross (Baxley, GA)


Swainsboro
Statesboro
Metter
Springfield
Beaufort
Rincon
Hilton Head Island
Bluffton
Soperton
Vidalia
Pooler
Claxton
Tybee Island
Lyons
Richmond Hill
Savannah
McRae
Glennville
Hinesville
Hazlehurst
Baxley
Waycross
Jesup
Alma
Darien
Douglas
Blackshear
Waycross
Brunswick
Homerville
Folkston
Okefenokee Swamp
Yulee
Fernandina Beach
Georgia
Florida
Jasper
Macclenny
Jacksonville
Osceola NF
Waycross
Compartment
Mills
Bioenergy
Chip Mill
Composite Mill
OSB Mill
PlyVen
Pole Mill
Pulp Mill
Sawmill
0 5 10 20
Miles

Panola (East Texas)


Davy Crockett NF
Lufkin
Diboll
Angelina NF
Sabine NF
Leesville
PA6009
PA6141
PA6701
PA6720
PA6827
PA6819
PA6825
Jasper
PA7008
PA7003
PA6921
PA6922
De Ridder
Livingston
Woodville
PA7026
PA6245
Sam Houston NF
DeQuincy
PA6614
PA6613
Cleveland
Lake Charles
PA7353
PA7354
PA7355
Silsbee
Grangerland
Orange
Vinton
Dayton
Liberty
Beaumont
Port Arthur
Sabine Natl Wildlife Refuge
Winnie
Houston
Sea Rim State Park
Texas City
Galveston
Panola
Compartment
Mills
Bioenergy
Chip Mill
Composite Mill
OSB Mill
PlyVen
Pole Mill
Pulp Mill
Sawmill
0 5 10 20 Miles

CatchMark TIMBER TRUST

High-Value Timberlands with Attractive Inventory Mix

CatchMark (278,100 acres) | **Waycross / Panola** (36,340 acres)

Acreage Profile

CatchMark (278,100 acres)


Hardwood / Other 27%
Pine 73%

Waycross / Panola (36,340 acres)


Hardwood / Other 16%
Pine 84%

Inventory Profile

CatchMark


Sawtimber / Chip-n-Saw 41%
Pulpwood 59%

Waycross / Panola


Sawtimber / Chip-n-Saw 54%
Pulpwood 46%

The Waycross / Panola timberlands are heavily weighted with pine plantation acreage and sawtimber inventory.

CatchMark TIMBER TRUST

Highly Productive Timberlands

Productivity Comparison[1]


(tons)
4.0
3.5
5.6
5.0
U.S. South Average(2)
Waycross
Combined Waycross / Panola
Average (High)
Average (Low)
Acquisition

Pine Site Index Comparison


(site index)
65
60
80
75
U.S. South Average(2)
Waycross
Combined Waycross / Panola
Average (High)
Average (Low)
Acquisition

(1) Figures represent average growth in inventory per acre per year.
(2) Management estimates.

The Waycross properties, in particular, have extraordinary productivity characteristics with inventory growth rates roughly 50% higher than "average" U.S. South timberlands.

CatchMark TIMBER TRUST

Sources & Uses / Pro Forma Analysis

($ in 000s) Sources		Uses	
Acquisition Credit Facility	$74,750	Acquire Timberlands	$74,000
		Estimated Transaction Expenses	750
Total Sources	**$74,750**	**Total Uses**	**$74,750**

Key Metrics	CTT @ 12/31/13	Acquisition	Pro Forma @ 12/31/13	% Change
Pro Forma Capitalization				
Cash & Cash Equivalents	$8,614	–	$8,614	–
Total Debt	34,000	74,750	108,750	NM
Net Debt	**$25,386**	**$74,750**	**$100,136**	**NM**
Equity Market Cap.	**$335,890**	–	**$335,890**	–
Debt to Total Market Cap.	**9.2%**	–	**24.5%**	**NM**
Pro Forma Asset Profile				
Fee	247,200	36,340	283,540	14.7%
Leased	30,900	–	30,900	–
Total Acreage	**278,100**	**36,340**	**314,440**	**13.1%**
Merchantable Inventory (in MMs)	10.4	1.5	11.9	13.9%
% Pine (by Acreage)	73.0%	84.0%	74.0%	1.4%
% Sawtimber (by Tons)	41.0%	54.0%	43.0%	4.9%
Estimated Annual Harvest (in MMs)	1.1	0.2	1.3	17.3%

The acquisition will increase CatchMark's fee timberland acreage by ~15% while materially improving its portfolio composition.

CatchMark TIMBER TRUST


CatchMark
TIMBER TRUST